UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported): January 6, 2010

Equinix, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-31293	77-0487526
(State or Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

301 Velocity Way, 5th Floor

Foster City, California 94404

(650) 513-7000

(Addresses of principal executive offices)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

As previously disclosed in the Registration Statement on Form S-4 that Equinix filed on December 21, 2009, both Equinix, Inc. (“Equinix”) and Switch & Data Facilities Company, Inc. (“Switch and Data”) filed Notification and Report Forms with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), on November 4, 2009. As a result, the waiting period under the HSR Act with respect to the proposed merger between Equinix and Switch and Data (the “Merger”) was scheduled to expire on December 4, 2009. However, following the submission of materials relating to the Merger to the Antitrust Division staff and consultation with the staff, Equinix voluntarily withdrew its Notification and Report Form on December 3, 2009 and re-filed the form on December 7, 2009, thereby extending the waiting period under the HSR Act an additional 30 days to January 6, 2010.

On January 6, 2010, Equinix received a Request for Additional Information (commonly referred to as a “second request”) from the Antitrust Division in connection with the Antitrust Division’s review of the Merger. This second request extends the waiting period imposed by the HSR Act until 30 days after Equinix has substantially complied with the second request unless that period is extended voluntarily by Equinix or terminated sooner by the Antitrust Division. Equinix intends to respond promptly to the second request and now expects the Merger to close in the second quarter of 2010.

Completion of the Merger remains subject to stockholder and regulatory approval and is subject to the satisfaction or waiver of the other closing conditions specified in the merger agreement between Equinix and Switch and Data. As previously announced, Switch and Data has scheduled a special meeting of its stockholders, to be held on January 29, 2010, to consider and vote on the Merger.

Important Additional Information

In connection with the proposed transaction involving Equinix and Switch and Data, Equinix has filed with the SEC a registration Statement on Form S-4 containing a proxy statement/prospectus. The proxy statement/prospectus was first mailed to stockholders of Switch and Data on or about December 23, 2009. SWITCH AND DATA STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Switch and Data stockholders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by Equinix and Switch and Data through the website maintained by the SEC at www.sec.gov. In addition, Switch and Data stockholders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC from Equinix by directing a request to Equinix, Inc., 301 Velocity Way, Fifth Floor, Foster City, CA 94404, Attention: Investor Relations (telephone: 888-222-1162) or going to Equinix’s corporate website at www.equinix.com, or from Switch and Data by directing a request to Switch & Data Facilities Company, Inc., 1715 Westshore Boulevard, Suite 650, Tampa, FL 33607, Attention: Investor Relations (telephone: 866-797-2633) or going to Switch and Data’s corporate website at www.switchanddata.com.

Equinix, Switch and Data and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Equinix’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 23, 2009. Information regarding Switch and Data’s directors and executive officers is contained in Switch and Data’s annual proxy statement filed with the SEC on April 6, 2009. Additional information regarding the interests of such potential participants is included in the Proxy Statement/Prospectus and the other relevant documents filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Equinix, Inc.

January 6, 2010	By:	/s/ BRANDI GALVIN MORANDI
Brandi Galvin Morandi General Counsel